EXHIBIT 99.1

NextSource Materials Announces First Production of SuperFlake(R) Graphite at Molo Mine in Madagascar

TORONTO, ON / ACCESSWIRE / June 22, 2023 / NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) ("NextSource" or the "Company") is pleased to announce the first production of SuperFlake® graphite concentrate at its Molo mine in Madagascar.

President and CEO, Craig Scherba, commented:

"First production of our SuperFlake® graphite is a significant achievement for NextSource and a testament to the dedication and hard work of our commissioning and operations teams, our employees and contractors, as well as the ongoing support that we have received from the local community and government. As we ramp up the production stage of operations, the Company is in the enviable position of transitioning into a significant and sustainable global producer of high-quality graphite and anode material just as demand for their use in lithium-ion batteries is growing exponentially."

Molo mine workforce alongside first tonne of SuperFlake® graphite concentrate

As part of the commissioning and optimization of the processing plant, the commissioning sequence was prioritized for initial production of coarse flake concentrate, with the first tonne of production consisting of +48 mesh (jumbo size) SuperFlake® graphite.

Since initiation of plant commissioning on March 23, 2023, the commissioning and operations teams have progressed methodically through debottlenecking and optimization activities. The operations team will now shift their focus to ramping up the plant throughput to its nameplate capacity of 17,000 tonnes per annum.

The Company expects to sell all the flake graphite produced at the Molo Graphite Mine to key customers under existing offtake agreements, which includes Germany's thyssenkrupp Materials Trading GmbH and the Company's Japanese technical partner, whom is the main supplier of value-added graphite to Japan's largest anode processor that in turn supplies multiple Japanese and international OEMs with graphite anode material.

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The Company continues to be engaged in advanced discussions with several major EV companies (OEMs) and has received requests for multi-tonne samples of battery anode material as part of the OEMs qualification process. As such, the Company will begin sending flake graphite qualifying material to its Battery Anode Facility (BAF) technical partners for conversion into coated, spheronized, purified graphite ("CSPG"), which is the final form of anode material that is assembled along with cathode material into finished lithium-ion batteries used in electric vehicle ("EV") applications.

Mauritius Battery Anode Facility and Global BAF Strategy

The Company announced on February 28, 2023 its strategy for the staged buildout of a series of BAFs in key geographic locations. The BAFs are value-added processing facilities that convert flake graphite into CSPG.

BAF Strategy Highlights:

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Plans to construct multiple BAFs capable of producing CSPG anode material for use in lithium-ion batteries for EV applications in key jurisdictions. The BAF designs will leverage the Company's exclusive partnership with two leading value-added graphite processors and use their proprietary and well-established graphite anode processing technology, which currently produces CSPG for the supply chains of major OEMs, including Tesla and Toyota.

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The first BAF will be in Mauritius (the "Mauritius BAF"), which was selected due to its proximity to the Molo Graphite Mine in Madagascar and its position on strategic shipping routes to Asian markets.

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A long-term industrial lease has been signed to build the Mauritius BAF within an exisiting industrial facility in Port Louis, Mauritius. The BAF site location is also classified as an Industrial Freeport, with a 3% corporate tax rate and 0% VAT.

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A technical study for the Mauritius BAF with an initial production capacity of 3,600 tpa (Line 1) of CSPG (the "Mauritius BAF Technical Study") dated February 28, 2023 estimated initial capital costs and working capital investments of US$32.8 million and annual revenues at US$33.7 million with an EBITDA of US$13.2 million. The resulting post-tax economic results demonstrated an NPV of US$106.9 million using an 8% discount rate, an IRR of 42.7% and a payback of 2.2 years.

•	Adding 3 additional lines (Lines 2,3,4) to the Mauritius BAF for a total capacity of 14,400 tpa of CSPG demonstrated a total post-tax NPV8% of US$439.7m, incremental capex US$74m, IRR of 45.8%
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Subject to obtaining necessary funding, completion of the front-end engineering and design (FEED) study, and completion of the environmental and social impact assessment (ESIA) process, the Company is targeting the start of a 12-month construction process in Q3 2023 resulting in potential initial production at the Mauritius BAF in Q3 2024.

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Evaluation of the potential construction of a BAF in North America and initiation of the application process to access various financial loans and grants offered under Canadian federal and provincial programs and under the U.S. Inflation Reduction Act.

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Evaluation of the potential construction of a BAF in the United Kingdom (UK) and initiation of the application process to access various financial loans and grants offered under the UK Government Automotive Transformation Fund.

•	Evaluation of the potential construction of a BAF in the European Union.
•	Evaluation and potential construction of an artificial graphite (AG) production facility, which would enable the Company to supply AG anode material along with natural flake-based anode material.

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About NextSource Materials Inc.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals.

The Company's Molo graphite project in Madagascar is one of the largest known and highest-quality graphite resources globally, and the only one with SuperFlake® graphite. The Molo mine has begun production, with Phase 1 mine operations currently being optimized to reach its nameplate production capacity of 17,000 tpa of graphite concentrate.

The Company is also developing a significant downstream graphite value-add business through the staged rollout of Battery Anode Facilities capable of large-scale production of coated, spheronized and purified graphite for direct delivery to battery and automotive customers, outside of existing Asian supply chains, in a fully transparent and traceable manner. The first of its Battery Anode Facilities will be located in Mauritius with initial production targeted in Q3 2024.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol "NEXT" and on the OTCQB under the symbol "NSRCF".

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us at +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President & CEO at craig@nextsourcematerials.com.

Safe Harbour: This press release contains statements that may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "potential", "possible" and other similar words, or statements that certain events or conditions "may", "will", "could", or "should" occur. Forward-looking statements include any statements regarding, among others, timing of, and completion of, commissioning the processing plant, construction of the Solar Hybrid Battery System, and commissioning of the Molo mine, timing of construction and completion of the Mauritius BAF and proposed timing of future locations of additional BAFs, timing and completion of front-end engineering and design and ESIA permitting, the economic results of the BAF Technical Study including capital costs estimates, operating costs estimates, payback, NPV, IRR, production, sales pricing and working capital estimates, the construction and potential expansion of the BAFs, expansion plans, as well as the Company's intent on becoming a fully integrated global supplier of critical battery and technology materials. These statements are based on current expectations, estimates and assumptions that involve several risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether because of new information, future events or otherwise, except as may be required by applicable securities laws. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.

SOURCE: NextSource Materials Inc.

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